ServiceMaster Global Holdings, Inc.

860 Ridge Lake Boulevard

Memphis, Tennessee 38120

June 23, 2014

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Registration Statement on Form S-l

of ServiceMaster Global Holdings, Inc.

File No. 333-194772

Ladies and Gentlemen:

Pursuant to the provisions of Rule 461 under the Securities Act of 1933, as amended, ServiceMaster Global Holdings, Inc., a Delaware corporation (the “Registrant”), hereby respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 3:00 P.M. (EDT) on June 25, 2014, as soon as practicable thereafter or at such later time as the Registrant or its counsel may orally request via telephone call to the staff of the U.S. Securities and Exchange Commission (the “Commission”).  Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Debevoise & Plimpton LLP, by calling Peter J. Loughran at (212) 909-6375.

The Registrant hereby acknowledges that:

(i)                                     should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii)                                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)                               the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Very truly yours,

ServiceMaster Global Holdings, Inc.

By:	/s/ James T. Lucke
	Name:	James T. Lucke
	Title:	Senior Vice President, General
Counsel and Secretary

[Signature Page to Acceleration Request]